White Mountain Titanium Corporation Augusto Leguia 100, Oficina 1401 Las Condes Santiago Chile

May 4, 2015

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: White Mountain Titanium Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 30, 2015
File No. 333-129347

Dear Ms. Jenkins:

            I am in receipt of your comment letter dated April 29, 2015, pertaining to the 2014 annual report on Form 10-K (the “Annual Report”) of White Mountain Titanium Corporation (the “Company”) filed with the Commission on March 30, 2015. In response to your comments referenced below in italics, I can provide you the following information:

Company Website
Investor Information
Latest Company Presentation page 9

            1.        We note your disclosure of mineral resources in your most recent investor presentation that are presented at a 1% cut-off grade. Generally mineral resources should have a reasonable prospect of economic extraction. Please tell us the assumptions that you used to determine your cut-off grade including revenue per ton and cost per ton.

RESPONSE: The use of a 1% cut-off grade in our resources assessment is supported both geologically and metallurgically. Furthermore, reading back through historical reports, when the Cerro Blanco prospect was owned by Phelps Dodge Corp., in the nineties, and by Kinrade Holdings in early 2000, independent resource estimates were carried out using cut-off grades of 0.8% TiO2. So the fact that White Mountain uses a 1% cut-off grade is not outside the scope of previous practice. Local and regional geological work undertaken by the Company has shown that rock samples assaying less than 1% TiO2 are also likely to host significant impurities, such as iron (Fe2O3), calcium (CaO), alumina (Al2O3) and silica (SiO2).

Statistical box and whisker plots of all Cerro Blanco drill hole samples to date show that the main grade distribution of TiO2 ranges from 1.2% TiO2 to 2.3% TiO2, taking in the 25 to 75% quartiles. The same plots for La Cantera and Distal North East areas, both included in the disclosure of mineral resources, show that the main grade distribution starts just under 1% TiO2. Again, the use of a 1% TiO2 a cut-off grade in the resources estimation is supported statistically.

Tia L. Jenkins
May 4, 2015

Metallurgical test work carried out by the Company’s Consultants, SGS in Toronto, over the period 2005 through 2008, further confirmed that a feed material with less than 1% free-milling rutile would not upgrade to a commercial concentrate because of the high levels of background impurities.

Further details of historical work carried out by the Company and previous owners of the Cerro Blanco prospect can be found in the cited July 2013 technical report.

The Company at this stage can only talk of resources at Cerro Blanco. There remains a substantial body of work that needs to be carried out to complete a BFS. Accordingly, there are no firm figures for revenue per ton or cost per ton. This information will form part of the future economic assessment of the Cerro Blanco project.

            2.        It appears the resource tonnage and grade at a 1% cut-off provided in your investor presentation does not correspond to the resource tonnage and grade at a 1% cut-off located on page 83 of your July 2013 technical report. Please advise.

RESPONSE: The Company has updated and corrected the investor presentation on its website and has adopted a management policy to review and update this information at least quarterly prior to each periodic report filing with the Commission.

            In responding to your comments to the Annual Report, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            If you have any further questions or comments in regard to this matter, please feel free to contact me.

Sincerely,

/s/ Michael P. Kurtanjek
Michael P. Kurtanjek, President

cc:	John Coleman, SEC Ronald N. Vance, Esq.